Response Biomedical Closes $2.9 Million Private Placement
and Secures US$1 Million Line of Credit

Vancouver, British Columbia, December 31, 2004 – Response Biomedical Corp. (TSX-V: RBM) is pleased to announce that it has closed the amended private placement announced on December 20, 2004. A total of 3,911,667 Units were issued for gross proceeds of $2,933,750. The private placement comprises $2,227,500 brokered by Haywood Securities Inc. (“Haywood”) in addition to a non-brokered amount of $706,250.

The brokered issue consists of 2,970,000 Units at a price of $0.75 per Unit, each Unit consisting of one common share and two one-half of one non-transferable common share purchase warrants with a four-month hold period expiring on May 1, 2005. The first half-warrant entitles the holder thereof to purchase one common share of the Company for each whole warrant at a price of $1.00 per share until 4:30 p.m. on December 30, 2005. The second half-warrant entitles the holder thereof to purchase one common share of the Company for each whole warrant at a price of $1.25 per share until 4:30 p.m. on December 30, 2005 and at a price of $1.50 per share from December 31, 2005 until 4:30 p.m. on December 30, 2006. The non-brokered issue consists of 941,667 Units subject to the same terms and conditions.

In connection with the financing, the Company paid Haywood a fee of 100,000 Units, a commission of $178,200, representing 8% of the gross proceeds from the brokered sale of Units and a non-transferable option entitling Haywood to purchase 391,167 Units, representing 10% of the number of Units issued by the Company pursuant to the offering, exercisable at a price of $0.75 per unit until 4:30 p.m. on December 30, 2006.

In anticipation of possible additional working capital requirements related to the scale-up of the Company's facilities and processes, and further to an announcement November 26, 2004, the TSX Venture Exchange has approved the issuance of 449,250 bonus warrants as consideration for the loan guarantee to secure a new US$1 Million revolving demand credit facility with the Toronto-Dominion Bank. This credit facility replaces an otherwise identical one that expired on December 30, 2004. Each bonus warrant entitles the guarantor to purchase one common share of the Company at a price of $0.80 until December 31, 2005, the term of the loan guarantee, subject to a hold period expiring on May 1, 2005. Further to the Company’s news release of November 26, 2004, the guarantor has been amended from Menderes Holding AG to Stiftung zur Foerderung der Lebensqualitaet. Both organizations have the same beneficial owner in Mr. Hans E. Moppert who owns approximately 12% of the Company's issued and outstanding shares.

About Response Biomedical:
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP System for clinical and environmental applications, providing reliable information in minutes, anywhere, every time. RAMP represents a new paradigm in diagnostic testing, with the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. The Company has achieved CE Mark and its Quality Management System is registered to ISO 13485: 1996 and ISO 9000: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol “RBM”. For further information, please visit the Company’s website at www.responsebio.com.

The Units have not been registered under the United States Securities Act of 1933, as amended (US Securities Act), and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This news release does not constitute an offer to sell or a solicitation of an offer to buy such Units in any jurisdiction in which such an offer or sale would be unlawful.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. The statements made in this press release may contain certain forward-looking statements that involve a number of risks and uncertainties. Actual events or results may differ from the Company’s expectations.

Contact:
Rob Pilz	Brian Korb
Vice, President, Finance	Senior Associate
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 681- 4101 ext. 251	Tel: (212) 477-9007 ext. 23
Email: rpilz@responsebio.com	Email: bkorb@troutgroup.com